Bowman Consulting Group Ltd.

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

December 6, 2023

Nicholas Nalbantian

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bowman Consulting Group Ltd. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed November 29, 2023
File Number 333-275786

Dear Mr. Nalbantian:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Friday, December 8, 2023, or as soon thereafter as practicable.

Very truly yours,

BOWMAN CONSULTING GROUP LTD.

By:	/s/ Bruce Labovitz
Name:	Bruce Labovitz
Title:	Chief Financial Officer

cc:	Jason Simon, Esq.
Greenberg Traurig, LLP